Exhibit (A)(5)(iii)

The Mexico Fund, Inc.

CONTACT:	Eduardo Solano Investor Relations Vice President The Mexico Fund, Inc. 011-52-55-5282-8900

CONTACT:	Patricia Baronowski The Altman Group 212-400-2604

FOR IMMEDIATE RELEASE

MEXICO FUND ANNOUNCES PRELIMINARY RESULTS OF

IN-KIND TENDER OFFER

Washington, D.C., October 6, 2009 — The Mexico Fund, Inc. (NYSE: MXF) announced today that based upon current information, approximately 5,884,699 shares or 34.59% of the Fund’s 17,013,315 outstanding shares of common stock were tendered and not withdrawn in response to the Fund’s In-Kind Tender Offer (the “Offer”) which expired October 5, 2009 at 11:59 p.m. New York City time (the “Expiration Date”).

Under the terms of the Offer, the Fund offered to purchase up to 15% of the Fund’s outstanding shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) on the Expiration Date in exchange for a pro-rata portion of the Fund’s portfolio securities. Because the number of shares tendered exceeded 15% of its outstanding shares, the Fund will purchase tendered shares on a pro-rata basis. The pro-rata portion of the Fund’s portfolio securities will be transferred to participating stockholders’ Mexican accounts as soon as practicable after the Expiration Date. The Offer will generally be a taxable transaction for participating stockholders.

These numbers are preliminary and are subject to adjustment as the Fund verifies that all requirements for participation have been met by each stockholder tendering shares, including submission of information regarding a securities account with a Mexican securities broker or custodial account with a Mexican bank which has been established by participants for receipt of the proceeds of the Offer. This may include providing additional information and confirmations requested by certain Mexican securities brokers or custodians regarding the Mexican Account. Without this additional information and confirmations these Mexican securities brokers or custodians may choose not to accept Offer proceeds on behalf of participating stockholder clients or may delay acceptance of proceeds until the additional instructions and confirmations are received. Accordingly, stockholders who have tendered shares are urged to consult with the Mexican bank or securities broker responsible for their securities account to ensure compliance with any additional informational requirements their Mexican bank or securities dealer may have imposed and to submit such additional information as quickly as possible after the Expiration Date to avoid any delay in payment. Failure by a stockholder tendering shares to meet the requirements for participation will constitute a defective submission and the Fund will be unable to purchase the tendered Fund shares.

The Offer was not part of a plan to liquidate the Fund. Stockholder participation was not mandatory as stockholders can continue to purchase and sell Fund shares in cash transactions on the NYSE.

The Offer was not extended to (nor were tenders accepted from or on behalf of) holders of Fund shares in any jurisdiction in which the offering of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. Changes may be made in the manner of paying proceeds to the extent necessary to accommodate restrictions in certain jurisdictions. To the extent that the securities laws of any jurisdiction required the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to have been made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The terms and conditions of the Offer were set forth in the Fund’s Offer Notice dated September 3, 2009 and the related documents which were mailed to stockholders of record of the Fund as of August 31, 2009, although any stockholder holding Fund shares on the Expiration Date was allowed to participate.

For further information, contact the Fund’s Investor Relations office at 011-52-55-5282-8900, or by email at investor-relations@themexicofund.com.

The Mexico Fund, Inc. is a non-diversified closed-end management investment company with the investment objective of long-term capital appreciation through investments in securities, primarily equity, listed on the Mexican Stock Exchange. The Fund provides a vehicle to investors who wish to invest in Mexican companies through a managed non-diversified portfolio as part of their overall investment program.

This press release may contain certain forward-looking statements regarding future circumstances. These forward-looking statements are based upon the Fund’s current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements including, in particular, the risks and uncertainties described in the Fund’s filings with the Securities and Exchange Commission. Actual results, events, and performance may differ. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Fund undertakes no obligation to release publicly any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by The Mexico Fund or any other person that the events or circumstances described in such statement are material.

END OF PRESS RELEASE

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